1701 Market Street                                        Morgan, Lewis
Philadelphia, PA 19103                                    & Bockius LLP
Tel.: 215.963.5000                                        Counselors at Law
Fax: 215.963.5001



August 26, 2013

VIA EDGAR


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re:     Bishop Street Funds (File Nos.033-80514 and 811-08572)
        ------------------------------------------------------


Ladies and Gentlemen:

On behalf of our client, Bishop Street Funds (the "Trust"), we are filing, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, a preliminary copy of the Schedule 14A, notice, proxy statement and proxy card (the "Preliminary Proxy Materials") for the Special Meeting of Shareholders (the "Special Meeting") of the Bishop Street Strategic Growth Fund (the "Fund"), a series of the Trust, scheduled to be held on Monday, October 14, 2013.

The Special Meeting is being called for the purpose of appointing Columbia Management Investment Advisers, LLC ("Columbia") as a sub-adviser of the Fund and to approve a sub-advisory agreement between Bishop Street Capital Management, the investment adviser to the Fund, and Columbia with respect to the Fund.

Please contact the undersigned at 215.963.5862 with your questions or comments.


Very truly yours,

/s/ David W. Freese
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David W. Freese